

April 16, 2012

Via Facsimile

Mr. Steven L. Sunyich
Chief Executive Officer
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd., Suite 3010
Las Vegas, NV  89118

> **Re:     Ideal Financial Solutions, Inc.**
> **Form 8-K, Item 4.01 & Item 4.02**
> **Filed April 12, 2012**
> **File No. 000-53922**

Dear Mr. Sunyich:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01

1.      Item 304(a)(1)(ii) of Regulation S-K requires disclosure of whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please amend your filing to provide this information.

2.      Revise to state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting

principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

3. When amending your filing, please provide the letter required by Item 304(a)(3). In this regard, you must provide the former accountant with a copy of the disclosures you are making. You must request the former accountant to furnish you with a letter address to the Commission stating whether it agrees with the statement made in your Form 8-K with regard to Item 4.01.

Item 4.02

4. Please amend your filing to provide a brief description of the information provided by your accountant. Refer to Item 4.02(b)(3) of Form 8-K.

5. Please amend your filing to include a statement of whether the board of directors, audit committee or an authorized officer discussed the matters included in this filing with your registered independent accountant. Refer to Item 4.02(b)(4) of Form 8-K.

6. Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tammy Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the Item 4.01 disclosures.  You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the Item 4.02 disclosures.  If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief